Exhibit 8.2

January 13, 2011

Boards of Directors

Clifton MHC

Clifton Savings Bancorp, Inc.

Clifton Saving Bank

Clifton Savings Bancorp, Inc. (new)

1433 Van Houten Avenue

Clifton, New Jersey 07013

Directors:

PRELIMINARY STATEMENT

You have requested our opinion regarding the material New Jersey and Nevada tax consequences of the proposed conversion of Clifton MHC, a federal mutual holding company (the “Mutual Holding Company”), from a mutual holding company structure to a capital stock form of organization (the “Conversion”).

Our New Jersey and Nevada tax opinion is supplemental to the Federal income tax opinion of Kilpatrick Stockton LLP (“federal tax opinion”), special tax counsel to Clifton Savings Bank (the “Bank”), Clifton Savings Bancorp, Inc. (the “Mid-Tier Holding Company”), Clifton Savings Bancorp, Inc. (new) (“Holding Company”), and the Mutual Holding Company, which we have reviewed. We are relying on the description of proposed transactions, facts, assumptions, representations and conclusions as outlined and set forth in the federal tax opinion and which are incorporated herein by reference.

Capitalized terms used but not defined herein in this letter shall have the meanings assigned to them in the Plan of Conversion and Reorganization of Clifton MHC, Clifton Savings Bancorp, Inc. and Clifton Savings Bank dated November 8, 2010, as amended (the “Plan”).

FACTS

The Bank is a federally-chartered savings bank headquartered in Clifton, New Jersey. It was originally founded in 1928 as a mutual organization and converted to stock form in 2004 as part of the Bank’s mutual holding company reorganization, whereby the Bank became the wholly owned subsidiary of the Mid-Tier Holding Company, a federal corporation. In June 2005, the Mid-Tier Holding Company issued 13,738,712 shares of its common stock to the Bank’s eligible members and the Clifton Savings Bank, SLA Employee Stock Ownership Plan, representing 45% of its then-outstanding shares. The remaining 16,791,758 shares were issued to the Mutual Holding Company. The Mutual Holding Company is a mutual holding company with no stockholders. The Mutual Holding Company has members (e.g., the depositors of the Bank), who are entitled upon the complete liquidation of the Mutual Holding Company to liquidation proceeds after the payment of creditors.

The Boards of Directors of the Mutual Holding Company, the Holding Company, the Mid-Tier Holding Company, and the Bank have adopted the Plan providing for the Conversion of the Mutual Holding Company from a federally chartered mutual holding company to the capital stock form of organization. As part of the Conversion, the Holding Company will succeed to all the rights and obligations of the Mutual Holding Company and the Mid-Tier Holding Company and will offer shares of Holding Company Common Stock to the Bank depositors, eligible borrowers, and current stockholders of the Mid-Tier Holding Company and members of the general public in the Offering.

Pursuant to the Plan, the Conversion will be effected as follows, in such order as is necessary to consummate the Conversion:

1.	The Mid-Tier Holding Company will organize the Holding Company as a Nevada corporation subsidiary.

2.	The Mutual Holding Company will merge with and into the Mid-Tier Holding Company with the Mid-Tier Holding Company as the resulting entity (the “MHC Merger”) whereby the shares of Mid-Tier Holding Company held by the Mutual Holding Company will be cancelled and the members of the Mutual Holding Company will constructively receive liquidation interests in Mid-Tier Holding Company in exchange for their liquidation interests in the Mutual Holding Company.

3.	Immediately after the MHC Merger, the Mid-Tier Holding Company will merge with and into the Holding Company (the “Mid-Tier Merger”), with the Holding Company as the resulting entity. As part of the Mid-Tier Merger, the liquidation interests in Mid-Tier Holding Company constructively received by the members of Mutual Holding Company will automatically, without further action on the part of the holders thereof, be exchanged for an interest in the Liquidation Account and the Minority Shares will automatically, without further action on the part of the holders thereof, be converted into and become the right to receive Holding Company Common Stock based on the Exchange Ratio.

4.	Immediately after the Mid-Tier Merger, the Holding Company will offer for sale Holding Company Common Stock in the Offering.

5.	The Holding Company will contribute at least 50% of the net proceeds of the Offering to the Bank in constructive exchange for common stock of the Bank and the Bank Liquidation Account.

Following the Conversion, a Liquidation Account will be maintained by the Holding Company for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with the Bank. Pursuant to the Plan, the Liquidation Account will be equal to the product of (a) the percentage of the outstanding shares of the common stock of the Mid-Tier Holding Company owned by the Mutual Holding Company multiplied by (b) the Mid-Tier Holding Company’s total stockholders’ equity as reflected in the latest statement of financial condition contained in the final Prospectus utilized in the Conversion. In turn, the Bank will hold the Bank Liquidation Account. The terms of the Liquidation Account and Bank Liquidation Account, which supports the payment of the Liquidation Account in the event the Holding Company lacks sufficient net assets, are described in the Plan.

As part of the Conversion, all of the then-outstanding shares of Mid-Tier Holding Company common stock owned by the Minority Stockholders will be converted into and become shares of Holding Company Common Stock pursuant to the Exchange Ratio that ensures that after the Conversion, Minority Stockholders will own in the aggregate the same percentage of Holding Company Common Stock as they held in Mid-Tier Holding Company common stock immediately prior to the Conversion, exclusive of Minority Stockholders’ purchases of additional shares of Holding Company Common Stock in the Offering and receipt of cash in lieu of fractional shares. As part of the Conversion, additional shares of Holding Company Common Stock will be offered for sale on a priority basis to depositors and eligible borrowers of the Bank, to current shareholders of the Mid-Tier Holding Company and to members of the public in the Offering.

As a result of the Conversion and Offering, the Holding Company will be a publicly-held corporation, will register the Holding Company Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will become subject to the rules and regulations thereunder and file periodic reports and proxy statements with the SEC. The Bank will become a wholly owned subsidiary of the Holding Company and will continue to carry on its business and activities as conducted immediately prior to the Conversion.

The stockholders of the Holding Company will be the former Minority Stockholders of the Mid-Tier Holding Company immediately prior to the Conversion, plus those persons who purchase shares of Holding Company Common Stock in the Offering. Nontransferable rights to subscribe for the Holding Company Common Stock have been granted, in order of priority, to Eligible Account Holders, the Bank’s tax-qualified employee plans (“Employee Plans”), Supplemental Eligible Account Holders, and depositors of the Bank as of the Voting Record Date (“Other Members”). Subscription rights are nontransferable. The Holding Company will also offer shares of Holding Company Common Stock not subscribed for in the Subscription Offering, if any, for sale in a Community Offering or Syndicated Community Offering to certain members of the general public.

LAW AND ANALYSIS

The Federal income tax opinion of Kilpatrick Stockton LLP provides that the Reorganization will be “tax-free” under the Internal Revenue Code of 1986, as amended. The Reorganization is exempt from taxation under a number of Internal Revenue Code sections including, but not limited to, § 368(a)(1)(A) and § 368(a)(1)(F) the receipt of assets under a number of Internal Revenue Code sections, including, but not limited to, § 361(a), § 361(c), § 357(a), § 1032(a), § 354, and § 356. Further, the holding period and basis of the assets will carryover to the subsequent owners under a number of Internal Revenue Code sections, including, but not limited to, § 358(a), § 362(b), § 1223(2), § 1223(1) and § 1223(5).

NEW JERSEY TAX LAW

The MHC, the Mid-Tier Holding Company and the Bank are subject to and have been filing returns and paying tax on their respective entire net income under the New Jersey Corporation Business Tax Reform Act, N.J.S.A 54:10A-2, et. seq. After the Conversion, the Bank will continue to be subject to the New Jersey Corporation Business Tax. In addition, the Holding Company should also be subject to the New Jersey Corporation Business Tax even though it is incorporated in Nevada due to the fact that they company’s officers will be performing their corporate duties in New Jersey. Federal taxable income before net operating loss deduction and special deductions is deemed to be prima facie equal to the taxpayer’s entire net income for New Jersey corporation business tax purposes (subject to certain state adjustments). See N.J.S.A. 54:10A-4(k), R.S.

In general terms, a corporate reorganization is a tax-free transaction under federal law if the consideration for the acquisition consists primarily of stock or securities of the acquiring corporation or its parent. In most cases, the gain or loss recognized on a reorganization for New Jersey tax purposes will be the same as the gain or loss recognized for federal tax purposes because, as stated above, New Jersey uses federal taxable income as the starting point for the computation of its tax base and there is no provision of New Jersey law that modifies the federal recognition or nonrecognition rules applicable to reorganizations. See N.J.A.C. 18:7-5.4(a)1.

Because nontransferable subscription rights will be granted at no cost to the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members and provide the recipients with the right to only purchase shares of common stock at the same price to be paid by members of the general public in any community offering, there is no ascertainable value and, therefore, no New Jersey Corporation Business Tax and New Jersey Gross Income Tax consequences to the granting of the subscription rights. Income could only be recognized if there is a value to the subscription right when it is granted or if the subscription right allowed the grantee to purchase the common stock at a value below the price members of the general public would have to pay to purchase the same common stock. See N.J.A.C. 18:7-5.4(a)1.; N.J.S.A. Sec. 54A:5-1.c.

The payment of cash to the Minority Shareholders in lieu of fractional shares of Holding Company Common Stock will be treated as though the fractional shares were distributed as part of the Mid-Tier Merger and then redeemed by the Mid-Tier Holding Company. The cash payments will be treated as distributions in full payment for the fractional shares redeemed. For both New Jersey Corporation Business Tax and New Jersey Gross Income Tax purposes, the result will be that the shareholder will have capital gain or loss to the extent that the cash they receive differs from the basis allocable to such fractional shares. See N.J.S.A. 54:10A-4(k), R.S.; N.J.S.A. 54A:5-1(c).

Under the New Jersey Sales and Use Tax Act, New Jersey imposes a sales and use tax against, among other things, retail sales of tangible personal property and digital property unless it is specifically exempted. See N.J.S.A. 54:32B-1 et seq. Transactions involving mergers such as those proposed in the Conversion are not considered a retail sale. See N.J.S.A. 54:32B-2.(e)(4)(B) As a result, there should be no sales tax imposed on the transactions. It could be argued that all assets are being transferred from the Mutual Holding Company and the Mid Tier Holding Company to the Holding Company, and that the transfer may constitute a retail sale. Nevertheless, the New Jersey Sales and Use Tax Act excludes from the definition of retail sales the transfer of tangible personal property to a corporation solely in consideration for the issuance of its stock, pursuant to a merger or consolidation effected under the laws of New Jersey or any other jurisdiction. See N.J.S.A. 54:32B-2.(e)(4)(B) Therefore, transfers of tangible personal property occurring during the course of a reorganization are not taxable under the New Jersey Sales and Use Tax Act.

Effective August 1, 2006, New Jersey imposes a one (1) percent real estate transfer fee applicable to the transfer of real property for more than one million dollars ($1,000,000). See N.J.S.A. 46:15-7.2.a. The real estate transfer fee will also apply upon the sale and or transfer of a controlling interest in any entity that possess, directly or indirectly, a controlling interest in real property. See N.J.S.A. 54:15C-1.a.(1) Controlling interest” means, with respect to entities: “In the case of a corporation, more than 50 percent of the total combined voting power of all classes of stock of that corporation”. See N.J. Admin. Code 18:16A-1.1

The one (1) percent real estate transfer fee shall not apply to a deed if the transfer of real property or a controlling interest in an entity that possesses, directly or indirectly, a controlling interest in real property is incidental to a corporate merger or acquisition and the equalized assessed value of the real property transferred is less than 20% of the total value of all assets exchanged in the merger or acquisition. See N.J.S.A. 46:15-7.2.b.(2); N.J.S.A. 54:15C-1.c(5). Therefore, transfers of real property or a controlling interest in an entity that holds real property incident to a reorganization are not subject to a real estate transfer fee so long as the equalized assessed value of the real property transferred is less than 20% of the total value of assets exchanged. It appears that the transfer of a controlling interest in the Bank pursuant to the mergers of Mutual Holding Company with and into Mid-Tier Holding Company and Mid-Tier Holding Company with and into Holding Company pursuant to a tax free merger would not be subject to a real estate transfer fee if the equalized assessed value of the real estate held by the Bank is less than twenty (20) percent of the value of the total assets exchanged in the mergers. However, regulations implementing the 1% fee on transfers of a controlling interest under N.J.S.A. 54:15C-1a(1) provide that “the tax may apply to the transfer of control of an upper tier entity of a chain where a lower tier entity owns classified real property, as well as to a transfer of control of the direct owner of real property”. See N.J. Admin. Code 18:16A-1.5(a). As stated above an exemption exists for transfers that occur incidental to a corporate merger or acquisition. Since the Minority Stockholders retain their original ownership percentage of stock pursuant to the Conversion, there is a possibility that a “controlling interest” within the meaning of N.J. Admin. Code 18:16A-1.1 could be transferred through sale of the remaining interest in Holding Company through the public stock offering. While it is possible that the New Jersey Division of Taxation could construe the stock offering to the public of Holding Company stock immediately following the Mid-Tier Merger as a transfer of a controlling interest in the Bank, the sale of Holding Company stock should be characterized as an acquisition. Since the subsequent public stock offering should be characterized as an acquisition, the transfer of the “controlling interest” should not be subject to the real estate transfer fee if the equalized assessed value of the real estate held by the Bank is less than twenty (20) percent of the value of the total assets exchanged in the acquisition. See N.J.S.A. 46:15-7.2.b. (2); N.J.S.A. 54:15C-1.c (5) and N.J. Admin. Code 18:16A-1.5(b).

NEVADA TAX LAW

Nevada does not impose either a individual or a corporate income tax.

Nevada’s sales and use tax law provides for an exemption from tax for occasional sales. NRS 372.320 and 372.325. The term “occasional sale” includes the following:

1.	A sale of property not held or used by a seller in the course of an activity for which he is required to hold a seller’s permit, provided such sale is not one of a series of sales sufficient in number, scope and character to constitute an activity requiring the holding of a seller’s permit. NRS 372.035.1(a) and 374.040.1(a).

2.	Any transfer of all or substantially all the property held or used by a person in the course of such an activity when after such transfer the real or ultimate ownership of such property is substantially similar to that which existed before such transfer. NRS 372.035.1(b) and 374.040.1(b).

The Nevada Realty Transfer Tax does provide a specific exemption for mergers and similar type transactions. Recordation and transfer taxes do not apply to:

1.	a mere change in identity, form or place of organization, such as a transfer between a business entity and its parent, its subsidiary or an affiliated business entity if the affiliated business entity has identical common ownership. NRS 372.090.1.

2.	A transfer, assignment or other conveyance of real property to a corporation or other business organization if the person conveying the property owns 100 percent of the corporation or organization to which the conveyance is made. NRS 372.090.9.

OPINION

Based upon our review of the agreements and documents mentioned herein, additional representations and information provided, and the federal income tax opinion of Kilpatrick Stockton LLP, it is our opinion that:

1.	To the extent the Conversion, as more fully described in the Plan and the Federal income tax opinion, qualifies as “tax-free” under the Internal Revenue Code of 1986, then the transactions contained in the Conversion will not result in any additional income tax liabilities under the New Jersey Corporation Business Tax Act.

2.	As Nevada does not impose a individual or corporate income tax, the Conversion will not give rise to any Nevada income tax liability.

3.	The issuance of non transferable subscription rights with no ascertainable value to the recipients will not result in any New Jersey Corporate Business Tax and New Jersey Gross Income Tax consequences to the recipients as long as there is no ascertainable value assigned to the rights.

4.	As Nevada does not impose a individual or corporate income tax, the issuance of non transferable subscription rights with no ascertainable value to the recipients will not give rise to any Nevada income tax liability.

5.	The deemed transfer of substantially all of the Mutual Holding Company’s and Mid-Tier Holding Company’s assets and liabilities under the Plan for the shares of stock or the constructive distribution of any such stock or an interest in a liquidation account or the constructive distribution of such liquidation account will not result in any New Jersey Sales and Use Tax liability.

6.	The deemed transfer of substantially all of the Mutual Holding Company’s and Mid-Tier Holding Company’s assets and liabilities under the Plan for the shares of stock or the constructive distribution of any such stock or an interest in a liquidation account or the constructive distribution of such liquidation account will not result in any Nevada Sales and Use Tax liability.

7.	The payment of cash to the Minority Shareholders in lieu of fractional shares of Holding Company Common Stock will be treated as though the fractional shares were distributed as part of the Mid-Tier Merger and then redeemed by the Holding Company. The cash payments will be treated as distributions in full payment for the fractional shares redeemed. For both New Jersey Corporation Business Tax and New Jersey Gross Income Tax purposes, the result will be that the shareholder will have capital gain or loss to the extent that the cash they receive differs from the basis allocable to such fractional shares.

8.	The payment of cash to the Minority Shareholders in lieu of fractional shares of Holding Company Common Stock will be treated as though the fractional shares were distributed as part of the Mid-Tier Merger and then redeemed by the Holding Company. The cash payments will be treated as distributions in full payment for the fractional shares redeemed. This payment will not result in any Nevada income tax liability.

9.	The 1% New Jersey Real Estate Transfer Tax Fee should not be imposed on the transfer of real property made pursuant to the MHC Merger, Mid-Tier Merger or subsequent public stock offering of Holding Company as long as the equalized assessed value of any real property transferred is less than 20% of the total value of all assets exchanged in the merger or acquisition.

10.	The Nevada Realty Transfer Tax should not be imposed on the transfer of real property made between related corporations.

Since this letter is provided in advance of the closing of the Conversion, we have assumed that the transactions described in the Company’s Registration Statement on Form S-1 and in the Plan will be consummated. Any change to the Conversion could cause us to modify the opinions expressed herein.

In providing our opinion, we have considered the provisions of New Jersey tax law, Nevada tax law, regulations, rulings and court cases as well as the interplay of the Internal Revenue Code of 1986, as amended, Treasury regulations (proposed, withdrawn, temporary and final) promulgated hereunder, judicial decisions and Internal Revenue Service rulings, to date. A change in the authorities upon which our opinion is based could affect our conclusions. Moreover, there can be no assurances that our opinion expressed herein, if challenged, will be accepted by the State of New Jersey or the State of Nevada. We have assumed the authenticity of original documents, the accuracy of copies and the genuineness of signatures. We have further assumed the absence of adverse facts not apparent from the face of the instruments and documents we examined.

In issuing our opinions, we have assumed that the Conversion has been duly and validly authorized and has been approved and adopted by the Board of Directors of the Bank at a meeting duly called and held; that the Bank will comply with the terms and conditions of the Conversion and that the various representations and warranties which are provided to us are accurate, complete, true and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters relating to the Conversion under the Federal income tax laws.

We have not been asked to, and we do not, render any opinion with respect to any matters other than those expressly set forth above. This opinion is rendered for your use only, and may not be delivered to or relied upon by any other person or entity without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Mutual Holding Company’s Application for Conversion with the Office of Thrift Supervision and to the Holding Company’s Registration Statement on Form S-1 as filed with the SEC. We also consent to the references to our firm in the Prospectus contained in the Application for Conversion and Form S-1 under the captions “The Conversion and Offering– Material Income Tax Consequences” and “Legal Matters”.

Very truly yours,

/s/ ParenteBeard LLC
PARENTEBEARD LLC
Certified Public Accountants